Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

September 27, 2012

VIA EDGAR AND OVERNIGHT COURIER

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, DC 20549-4628

Re:	Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-31240

Dear Mr. Schwall:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated September 14, 2012 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Non-GAAP Financial Measures, page 83

•

We reviewed your response to our prior comment 1. In order to provide an investor with a better understanding of the impact of by-product sales, please confirm in future Exchange Act filings you will revise your disclosure on page 85 to disclose the amount of by-product sales that are credited to Costs applicable to sales for each period presented. Such disclosure can be provided via a footnote to your table.

We confirm that in future Exchange Act Filings we will revise our non-GAAP disclosure on page 85 to include a footnote disclosing the amount of by-product sales credited to Costs applicable to sales for each period presented.

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Dave Ottewell, Vice President and Controller, at (303) 837-6105 or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Russell D. Ball

Russell D. Ball

Executive Vice President and Chief Financial Officer

cc: Tia L. Jenkins, Senior Assistant Chief Accountant